UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMPIRE RESOURCES, INC.

(Name of Subject Company)

TA CHEN INVESTMENT CORPORATION

(Offeror)

TA CHEN STAINLESS PIPE CO., LTD.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

292206E100

(CUSIP Number of Class of Securities)

Johnny Hsieh
5855 Obispo Avenue
Long Beach, California 90805
(562) 808-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark T. Hiraide, Esq.
Kevin Friedmann, Esq.
Mitchell Silberberg & Knupp LLP
11377 W. Olympic Boulevard
Los Angeles, California 90064
(310) 312-3768

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,130,606	$6,389.64

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Empire Resources, Inc. (“Empire Resources”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 7,837,408 issued and outstanding Shares (as defined below), multiplied by the offer price of $7.00 per share (the “Offer Price”) and (ii) 50,000 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such option. The foregoing figures have been provided by the issuer to the offerors and are as of March 30, 2017, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Ta Chen Stainless Pipe Co., Ltd., a Taiwan corporation (“Ta Chen”), and Ta Chen Investment Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Ta Chen. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Empire Resources, Inc., a Delaware corporation (“Empire Resources”), that are issued and outstanding (excluding Shares held by Purchaser and its affiliates) at a price of $7.00 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

TA CHEN STAINLESS PIPE CO., LTD.

By:	/s/ Li-Yun Hsieh Name: Li-Yun Hsieh Title: Chairman

TA CHEN INVESTMENT CORPORATION

By:	/s/ Johnny Hsieh Name: Johnny Hsieh Title: President

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated April 7, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated April 7, 2017.*
(d)(1)	Agreement and Plan of Merger, dated March 30, 2017, by and among Ta Chen, Purchaser and Empire Resources (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources with the Securities and Exchange Commission on March 31, 2017).
(d)(2)	Confidentiality Agreement, dated January 18, 2017, between Ta Chen and Empire Resources.*
(d)(3)	Form of Tender Agreement, dated March 30, 2017, by and among Ta Chen, Purchaser and certain stockholders of Empire Resources (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Nathan Kahn and Sandra Kahn with the Securities and Exchange Commission on March 31, 2017).
(d)(4)	Health Insurance Agreement dated as of March 30, 2017 among Nathan Kahn, Sandra Kahn, Ta Chen, Purchaser, and Empire Resources (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Empire Resources with the Securities and Exchange Commission on March 31, 2017).
(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 6, 2017, by and among Ta Chen, Purchaser, and Empire Resources (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources with the Securities and Exchange Commission on April 6, 2017
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.